EXHIBIT 99.2

CONSENT OF GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

We hereby consent to the reference to us in this Annual Report on Form 40-F of Pengrowth Energy Trust and to the use herein of our report dated February 15, 2005, having an effective date of December 31, 2004.

GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

Date: March 29, 2005
Calgary, Alberta	/s/ Doug R. Sutton
Doug R. Sutton, P. Eng Vice-President